 Exhibit 99.1

For Immediate Release Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES SECOND QUARTER 2015 FINANCIAL RESULTS

CALGARY, ALBERTA (August 5, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three and six months ended June 30, 2015. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three and six months ended June 30, 2015 and 2014. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

SECOND QUARTER 2015 HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	88,941	152,311	179,127	315,896
Funds flow from operations (2)	28,378	71,014	53,235	148,656
Per basic share (3)	$0.15	$0.40	$0.28	$0.85
Per diluted share (3)	$0.15	$0.39	$0.28	$0.84
Cash flow from operating activities	16,475	60,063	39,027	144,363
Per basic share (3)	$0.09	$0.34	$0.20	$0.83
Per diluted share (3)	$0.09	$0.33	$0.20	$0.81
Adjusted net profit (loss) (2)	(18,134)	27,005	(32,086)	69,929
Per basic share (3)	($0.09)	$0.15	($0.17)	$0.40
Per diluted share (3)	($0.09)	$0.15	($0.17)	$0.39
Net profit (loss)	(24,427)	38,252	(37,116)	63,419
Per basic share (3)	($0.13)	$0.22	($0.19)	$0.36
Per diluted share (3)	($0.13)	$0.21	($0.19)	$0.36
Capital – exploration and development	37,454	131,362	118,799	284,049
Capital – corporate assets	1,957	3,206	3,111	3,161
Property acquisitions	48	-	749	3,000
Capital expenditures – cash	39,459	134,568	122,659	290,210
Property dispositions – cash	(1,790)	(8,613)	(1,811)	(8,392)
Total net capital expenditures – cash	37,669	125,955	120,848	281,818
Other non-cash items	(3,921)	3,602	3,554	8,592
Total capital expenditures – net (2)	33,748	129,557	124,402	290,410
Bank debt	387,132	323,007	387,132	323,007
Senior notes	298,125	-	298,125	-
Adjusted working capital deficiency (2)	30,276	40,426	30,276	40,426
Total net debt (2)	715,533	363,433	715,533	363,433
Total assets	2,233,516	1,837,242	2,233,516	1,837,242
Total shareholders’ equity	1,214,627	1,141,830	1,214,627	1,141,830

SELECTED OPERATING RESULTS	Three months ended June 30,			Six months ended June 30,
		2015	2014	2015	2014
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	11,477	12,640	12,058	12,524
Natural gas	(mcf/d)	173,693	142,214	182,085	139,051
Total oil equivalent	(boe/d) (4)	40,426	36,342	42,406	35,699
Average realized prices
Crude oil and condensate	($/bbl)	66.95	103.25	57.69	100.72
Crude oil and condensate (including risk management (1))		66.73	88.98	58.28	89.00
NGLs (excluding condensate)	($/bbl)	15.15	42.70	16.69	49.72
Crude oil, condensate and NGLs	($/bbl)	37.77	74.73	35.14	77.53
Natural gas	($/mcf)	2.91	5.04	2.95	5.45
Natural gas (including risk management (1))	($/mcf)	2.94	4.40	2.99	4.64
Total oil equivalent	($/boe) (4)	23.23	45.72	22.66	48.43
Total oil equivalent (including risk management (1))	($/boe) (4)	23.30	40.78	22.98	43.01

Net wells drilled		2.8	9.0	6.0	34.6
Selected Key Operating Statistics
Operating netback (2)	($/boe) (4)	11.92	29.26	10.42	31.31
Operating netback (2) (including risk management (1))	($/boe) (4)	11.99	24.31	10.74	25.89
Transportation	($/boe) (4)	1.26	0.82	1.24	1.20
Production expenses	($/boe) (4)	8.58	7.80	8.57	7.96
General & administrative	($/boe) (4)	1.81	1.37	1.82	1.56
Royalties as a % of sales (after transportation)		11%	18%	15%	17%
COMMON SHARES
Common shares outstanding	191,963,910	191,091,741	191,963,910	191,091,741
Share options outstanding	13,847,836	11,576,839	13,847,836	11,576,839
Fully diluted common shares outstanding	205,811,746	202,668,580	205,811,746	202,668,580
Weighted average shares (3)	191,960,174	180,975,410	191,956,654	177,408,647
SHARE TRADING STATISTICS
TSX and Other (5)
(CDN$, except volumes) based on intra-day trading
High	4.05	11.65	4.46	11.65
Low	2.87	8.88	2.38	7.64
Close	2.91	9.26	2.91	9.26
Average daily volume	1,852,296	3,266,310	2,382,730	2,563,117
NYSE
(US$, except volumes) based on intra-day trading
High	3.38	10.70	3.81	10.70
Low	2.31	8.15	1.86	6.93
Close	2.33	8.71	2.33	8.71
Average daily volume	733,698	371,163	809,725	265,351

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2) The terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit (loss)”, “total net debt”, “operating netbacks”, “total capital expenditures – net”, “adjusted working capital deficiency (excess)”, and “total revenue" do not have a standard meaning under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP and other measures” disclosed at the end of this Press Release.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	2

(3) Basic weighted average shares for the three and six months ended June 30, 2015 were 191,960,174 (2014: 177,847,190), and 191,956,654 (2014: 174,754,132), respectively.

In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and six months ended June 30, 2015, a total of nil (2014: 3,128,220), and nil (2014: 2,654,515) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,960,174 (2014: 180,975,410), and 191,956,654 (2014: 177,408,647), respectively.

(4) In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), a boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(5) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

Bellatrix maintains a large inventory of future drilling locations in the highly prolific Spirit River formation and oil and liquids weighted opportunities in the Cardium. The Company continues to focus on profitable growth for our shareholders, preserving these opportunities when necessary, to maximize production growth when commodity prices and rates of return are supportive. Our balanced portfolio of opportunities provides flexibility in terms of capital allocation decisions and enables Bellatrix to dedicate capital to its highest rate of return projects. This is clearly reflected in our 2015 capital plan which remains focused on development of our Spirit River play.

The Spirit River continues to be one of the most active plays in Canada given its superior rate of return expectations and Bellatrix has proven itself one of the premier operators in the play over the past several years. Spirit River well performance continues to drive improved capital efficiencies and reduced capital spending in 2015 and beyond. On a half cycle basis Bellatrix’s P50 type curve (5.2 Bcf) delivers extremely competitive capital efficiencies of less than $8,000/boe/d on an IP365 basis. The principal focus for Bellatrix in the second half of the year will be development drilling in the high impact Spirit River play. With the aforesaid capital efficiency and focus on the Spirit River play in 2016, Bellatrix anticipates drill bit focused capital of approximately $100 million will be sufficient to offset forecast production declines.

UPDATED CORPORATE GUIDANCE

In light of the current protracted weak commodity prices, Bellatrix is honing its 2015 net capital budget from up to $200 million to a maximum of $160 million. With the majority of facilities and infrastructure spending now complete in 2015, our revised budget contemplates a focus in the second half of the year drilling 20 gross (9.5 net) wells. Net capital spending of up to $40 million in the last six months of 2015 is expected to represent approximately 80% of forecast cash flow during the balance of the year. The revised capital budget incorporates plans to access up to $65 million of partner capital under joint venture (“JV”) arrangements, thereby providing an uplift in net Bellatrix production volumes and cash flow relative to its net proportion of capital spend on drilling and completion activity.

Strong well performance and shallowing production decline rates have partially mitigated the impact of a reduced capital spending budget. Bellatrix anticipates full year annual average production of approximately 40,500 to 41,500 boe/d, down 2,500 boe/d relative to the Company’s previous guidance range, reflecting the reduced capital budget. As previously announced on May 21, 2015, Bellatrix successfully completed an offering of US$250 million of 8.50% senior notes due 2020 (the “Senior Notes”), and used the net proceeds from the offering to partially repay indebtedness outstanding on its bank credit facilities, thereby creating additional liquidity of approximately $235 million. Following this successful Senior Note offering, Bellatrix has recently finalized amendments to the agreement governing its bank credit facilities to permanently remove two of the three existing financial covenants, as detailed below. All of these developments provide enhanced financial flexibility to the Company.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	3

2015 Guidance

	Revised 2015 Guidance	Original 2015 Guidance	Change
Average daily production (boe/d)
Low range	40,500	43,000	(2,500)
High range	41,500	44,000	(2,500)
Average product mix
Crude oil, condensate and NGLs (%)	30	33	(3)
Natural gas (%)	70	67	3
Capital spending ($ millions) (1)	160	200	(40)
Expenses ($/boe)
Production	8.25	8.25	-
General and administrative (“G&A”) (2)	1.65	1.50	0.15

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) G&A expenses are after capitalized G&A and recoveries

SUCCESSFUL COMPLETION OF PHASE 1 OF THE BELLATRIX ALDER FLATS DEEP-CUT GAS PLANT

The second quarter marked the successful completion of construction of Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in the Alder Flats area of Alberta (“Bellatrix Alder Flats Plant” or the “Plant”) ahead of schedule and on budget. Completion of the Plant represents a significant milestone for the Company and highlights the culmination over the last 3 years work of planning, design, and construction. The construction, commissioning and start-up phases of this major project were safely performed with zero lost time incidents. Initial Plant start-up commenced on May 22, 2015, followed by first delivery of natural gas volumes to sales. Subsequent to Plant start-up, Bellatrix successfully increased volume throughput at the Plant, ultimately achieving inlet gas volumes of over 110 MMcf/d by mid-June with overall Plant reliability over the last month at approximately 98%. Performance testing of the Plant confirmed design rate recoveries for ethane, propane, and butane. The Plant design capacity has also been tested during a trial with an inlet rate of 125 MMcf/d.

The benefits of the Plant are threefold. Firstly, the Plant is the most modern and efficient plant in our greater core West Central Alberta area, thus it enhances overall operational reliability and control of natural gas processing. Secondly, the Plant provides an estimated 64% reduction in the operating costs attributed to net Bellatrix natural gas volumes relative to volumes processed at third party facilities in the greater Ferrier region. Finally, the Plant was designed with enhanced NGL recovery capability providing greater revenue capture from our significant resource base.

With Phase 1 of the Plant now completed, Bellatrix has unfettered processing capability to grow company volumes to approximately 60,000 boe/d without material capital spending on infrastructure over the near term. Reduced facility capital spending is anticipated to enhance overall corporate capital efficiencies, and reduce total finding and development costs. With significant pre-build and flexibility for Phase 2 already incorporated into our design and footprint at Alder Flats, Bellatrix remains committed to construction of Phase 2 with an expected on-stream date in mid-2017. Remaining capital spending over the next two fiscal years for Phase 2 net to Bellatrix’s interest is estimated at approximately $50 million. Phase 2 will double the base design capacity of the Plant to 220 MMcf/d and provide further growth potential to Bellatrix of up to a total of 80,000 boe/d.

ALDER FLATS PLANT PROVIDES ENHANCED OPERATIONAL CONTROL AND EXPECTED RELIABILITY

The industry continued to face natural gas takeaway constraints in West Central Alberta during the second quarter as work continued on various laterals, compressor maintenance, and ongoing improvements on the Canadian mainline natural gas transmission system. At times during the second quarter interruptible takeaway capacity was entirely restricted with additional limitations on producers to approximately 90% of firm takeaway capacity. Additional transmission system maintenance and restrictions are expected during the summer, however, with the Bellatrix Alder Flats Plant now fully operational, the Company expects to meaningfully realize improvements in operational control and reliability of processing during the second half of the year which we expect will mitigate impacts from third party facility downtime and potential negative impacts from ongoing maintenance on the Canadian mainline gas transmission system.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	4

In addition Bellatrix added approximately 110 MMcf/d of firm takeaway capacity on the Canadian mainline gas transmission system upon completion of the Plant, thereby providing more than sufficient capacity for existing net volumes and providing room for future growth. With completion of the Plant, and incremental firm service capacity, Bellatrix has seen a significant improvement in operational reliability and reduced impact from system constraints and curtailments during July.

PROACTIVE FINANCIAL MANAGEMENT THROUGH THE CURRENT COMMODITY PRICE ENVIRONMENT

Proactive management of the balance sheet and financial position continued in the second quarter of 2015. Subsequent to the early negotiation of covenant relief from our syndicate of lenders in the first quarter, on May 21, 2015 the Company completed a US$250 million offering of 8.50% senior unsecured notes due 2020 thereby providing Bellatrix enhanced liquidity and increased financial flexibility to successfully navigate the current commodity price environment. In addition, the semi-annual review of the borrowing base under the Company's revolving credit facilities was approved at $600 million in June 2015. At June 30, 2015, the Company had $212.9 million of undrawn capacity on its credit facility, excluding outstanding letters of credit of $5.7 million that reduce the amount otherwise available to be drawn on the facility.

More recently, and subsequent to the end of the second quarter, Bellatrix’s syndicate of lenders have approved elimination of two of the three financial covenants contained in the agreement governing its bank credit facilities. Specifically, the syndicate has agreed to remove both the Total Debt to EBITDA and EBITDA to interest expense covenants leaving only one financial covenant being a maximum consolidated Senior Debt to EBITDA ratio of 3.5 to 1, stepping down to 3.0 to 1 for the quarter ending June 30, 2017 but including thereafter an expander of 0.5 times for the two quarters immediately following a material acquisition (for details of how Total Debt, EBITDA and Senior Debt are defined under the agreement governing the credit facilities see “Long Term Debt” in this Press Release). As part of the agreement to remove these financial covenants, the Company agreed that any further issuances of subordinated indebtedness (but excluding refinancing of the existing Senior Notes) will require majority lender approval. All other aspects of the facilities including the borrowing base and the next redetermination on November 30, 2015 remain unchanged. The amended agreement provides further financial flexibility to the Company.

Additionally, during the second quarter, Bellatrix enhanced its risk management program with the addition of longer term risk management contracts in 2016 and 2017 through a mix of fixed price and basis swap hedging contracts. Bellatrix has begun adding longer term risk management contracts as part of its strategy to mitigate natural gas price volatility and exposure, and to provide increased predictability of revenue and cash flow beyond the current calendar year. By employing both fixed price and basis swap risk management contracts, Bellatrix maintains fixed price protection on a portion of its forecast natural gas volumes, and retains upside potential on US dollar natural gas prices in the future while mitigating potential adverse movements in the AECO basis differential over the 2016 to 2017 timeframe. Bellatrix's hedging program is part of its overall risk management strategy focused on providing reduced price risk volatility, and greater assurance of future revenue and cash flow which drive the capital and reinvestment decisions within our business.

CONTINUED FOCUS ON COST REDUCTION AND ACTIVITY OPTIMIZATION EFFORTS

In addition to the aforementioned bank credit facility covenant amendment and added liquidity created by terming up a portion of the Company’s bank debt, Bellatrix continues to work diligently to ensure balance sheet stability. The Company spends capital in three principal areas: capital and project expenditures, G&A costs, and operating costs. Service cost deflation and efficiency gains have resulted in average capital expenditure costs reduced by approximately 10% year over year. A continued focus on G&A reductions and other internal cost reduction initiatives also remains ongoing across all departments with full year G&A costs (before recoveries) expected to be reduced by approximately $9 million year over year. Finally, operational initiatives have contributed approximately $10 million in cost savings.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	5

JOINT VENTURE PARTNERSHIPS PROVIDE STRATEGIC BENEFITS

Bellatrix’s JV strategy provides access to third party capital on promoted terms, supporting continued development of the Company’s large resource base during periods of higher infrastructure capital spending. Over the past ten quarters, Bellatrix has invested over $300 million in net infrastructure and facilities capital, thus JV arrangements have provided Bellatrix access to additional capital for drilling and completion activity to facilitate production growth during this period of higher infrastructure capital outlay. Our infrastructure footprint in West Central Alberta provides significant benefits and barriers to competition.

In the second half of 2015, Bellatrix intends to access up to $65 million of partner capital under its JV arrangements, principally with Grafton Energy Co. I Ltd (“Grafton”). Capital spent under the Grafton JV enhances Bellatrix internal rate of return expectations on wells drilled relative to organic development opportunities, providing clear benefits during periods of lower commodity prices. Furthermore, JV directed capital provides an uplift in net Bellatrix production volumes and cash flow relative to its net proportion of capital spent on drilling and completion activity. Pursuant to the Grafton JV terms, Grafton contributes 82% of the drill, complete, equip and tie-in costs to earn 54% of Bellatrix’s working interest before payout (being recovery of Grafton’s capital investment plus an 8% internal rate of return), reverting to a 33% working interest after payout (convertible to a 17.5% gross overriding royalty). The JV arrangements provide an alternative source of funding without equity or debt dilution to shareholders.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Production in the second quarter 2015 averaged 40,426 boe/d (72% natural gas weighted). Second quarter 2015 production increased 11% from an average of 36,342 boe/d realized in the second quarter of 2014.
•	Capital spending on exploration and development activities of $37.5 million included $21.5 million on facilities and equipment as we successfully completed construction of Phase 1 of the Bellatrix Alder Flats Plant in the second quarter of 2015. Also included in second quarter capital was approximately $4.0 million of capital spent on Phase 2 of the Plant that is expected to be on-stream in mid-2017.
•	Operating costs averaged $8.58/boe in the second quarter 2015. Excluding one-time adjustments related to prior periods, production expenses per boe for the six months ended June 30, 2015 were $7.99/boe, below our current full year corporate expectation.
•	In the second quarter of 2015, Bellatrix drilled and/or participated in 4 gross (2.8 net) Spirit River liquids-rich gas wells. Two of the operated Spirit River liquids-rich gas wells were drilled under our Grafton JV.
•	As at June 30, 2015, Bellatrix had approximately 372,926 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.
•	Bellatrix successfully completed a private offering of US$250 million of 8.50% Senior Notes due 2020 during the second quarter 2015. The Company used the net proceeds from the Senior Note offering to partially repay borrowings outstanding under its credit facility. The semi-annual review of the borrowing base under the Company's revolving credit facilities was approved at $600 million in June 2015 which provides continued financial flexibility and an improved liquidity position. At June 30, 2015, Bellatrix had $212.9 million of undrawn capacity on its credit facility, excluding outstanding letters of credit of $5.7 million that reduce the amount otherwise available to be drawn on the facility.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	6

•	Adjusted net profit (loss) for the three and six months ended June 30, 2015 was a loss of $18.1 million and $32.1 million, respectively. The adjusted net loss of $32.1 million incurred in the first six months of 2015 compared to an adjusted net profit of $69.9 million realized in the same period in 2014 was primarily due to the continued weak commodity price environment throughout the first half of 2015. Realized prices in the first half of 2015 decreased by 43% in crude oil and condensate, 66% in NGLs, and 46% in natural gas from the first six months of 2014.
•	Total revenue decreased by 42% to $88.9 million for the three months ended June 30, 2015, compared to $152.3 million realized in the second quarter of 2014. Total crude oil, condensate, and NGL revenues contributed 44% of total revenue realized in the second quarter of 2015, compared to 56% in the second quarter of 2014. Total revenue decreased by 43% to $179.1 million for the six months ended June 30, 2015, compared to $315.9 million realized in the first six months of 2014. Total crude oil, condensate, and NGL revenues contributed 43% of total revenue realized in the first half of 2015, compared to 56% in the first half of 2014.
•	Funds flow from operations generated in the three months ended June 30, 2015 was $28.4 million ($0.15 per basic share), a decrease of 60% from $71.0 million ($0.40 per basic share) in the second quarter of 2014. Funds flow from operations generated in the six months ended June 30, 2015 was $53.2 million ($0.28 per basic share), a decrease of 64% from $148.7 million ($0.85 per basic share) in the first half of 2014.
•	The corporate operating netback realized for the three months ended June 30, 2015 decreased by 59% to $11.92/boe compared to $29.26/boe in the second quarter of 2014. After including commodity risk management contracts, the corporate operating netback for the second quarter of 2015 was $11.99/boe, compared to $24.31/boe in the second quarter of 2014.
•	G&A expenses net of capitalized G&A and recoveries for the three and six months ended June 30, 2015 were $6.7 million ($1.81/boe) and $14.0 million ($1.82/boe), compared to $4.5 million ($1.37/boe) and $10.1 million ($1.56/boe) in the comparative 2014 periods, respectively. G&A net costs are higher year over year given lower recoveries in 2015 related to reduced capital spending compared to 2014.
•	At June 30, 2015, Bellatrix had approximately $1.71 billion in tax pools available for deduction against future income.

OUTLOOK

With the majority of facilities and infrastructure spending now complete in 2015, we shift our focus to development drilling and leveraging joint venture capital in the high impact Spirit River play in the second half of the year. This concentrated development program is expected to enhance overall corporate operating and capital efficiencies. Bellatrix is currently operating three drilling rigs which we expect to maintain through the third quarter principally drilling wells within our JV arrangements and focused on Falher and Notikewin opportunities in the Spirit River formation.

Drill, complete, equip and tie-in costs for our Spirit River wells year to date are down approximately 10% relative to 2014 average costs. Bellatrix’s low cost structure and high quality asset base position the Company to successfully navigate this protracted period of low commodity prices. The Company continues to focus on profitable growth and ultimate value maximization for its shareholders. Our unwavering focus on cost containment and capital discipline will continue through 2015 and beyond. Finally, our financial position continues to improve and we look forward to executing additional value enhancing strategies to further strengthen all aspects of our business.

(“Raymond G. Smith”)

Raymond G. Smith, P.Eng.

President and CEO

August 4, 2015

Bellatrix Exploration Ltd. Second Quarter 2015 Results	7

OPERATIONAL REVIEW

Sales Volumes

	Three months ended June 30,			Six months ended June 30,
		2015	2014	2015	2014
Crude oil and condensate	(bbl/d)	5,012	6,686	5,425	6,829
NGLs (excluding condensate)	(bbl/d)	6,465	5,954	6,633	5,695
Total crude oil, condensate and NGLs	(bbl/d)	11,477	12,640	12,058	12,524
Natural gas	(mcf/d)	173,693	142,214	182,085	139,051
Total sales volumes (6:1 conversion)	(boe/d)	40,426	36,342	42,406	35,699

Sales volumes for the three months ended June 30, 2015 averaged 40,426 boe/d, an increase of 11% from an average of 36,342 boe/d realized in the second quarter of 2014. The weighting towards crude oil, condensate and NGLs for the three months ended June 30, 2015 was 28%, compared to 35% in the second quarter of 2014.

Sales volumes for the six months ended June 30, 2015 averaged 42,406 boe/d, an increase of 19% from an average of 35,699 boe/d realized in the first six months 2014. The weighting towards crude oil, condensate and NGLs for the six months ended June 30, 2015 was 28%, compared to 35% in the same period in 2014.

During the first half of 2015, the industry experienced system wide curtailment of interruptible and firm transportation on the Canadian mainline gas transmission system due to ongoing maintenance and pipeline integrity management work and there were also more specific curtailments at certain facilities utilized by Bellatrix. For the month of May, Bellatrix’s volumes were curtailed on average of approximately 1,500 boe/d due to a major turnaround at a non-operated facility. In spite of these system constraints, Bellatrix has been able to maintain production levels through proactive management of Bellatrix’s firm capacity on the Canadian mainline gas transmission system and utilization of the Bellatrix’s infrastructure by providing flexibility to redirect volumes to unaffected plants and delivery points.

Drilling Activity – Three months

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	11	5.5	100%
Spirit River liquids-rich natural gas	4	2.8	100%	7	3.0	100%
Cardium natural gas	-	-	-	1	0.5	100%
Total	4	2.8	100%	19	9.0	100%

Drilling Activity – Six months

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	3	1.2	100%	47	27.4	100%
Spirit River liquids-rich natural gas	7	4.8	100%	14	6.0	100%
Cardium natural gas	-	-	-	2	1.2	100%
Total	10	6.0	100%	63	34.6	100%

In the three months ended June 30, 2015, Bellatrix posted a 100% success rate, drilling and/or participating in 4 gross (2.8 net) Spirit River liquids-rich gas wells. During the six months ended June 30, 2015, Bellatrix drilled and/or participated in 10 gross (6.0 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 7 gross (4.8 net) Spirit River liquids-rich gas wells. One operated Cardium well drilled in the first six months of 2015 was included under our Troika JV program and three operated Spirit River liquids-rich gas wells were drilled under our Grafton JV. We anticipate directing the majority of our drilling and completion capital for the remainder of 2015 to our Spirit River opportunities and plan to continue to lever JV capital.

By comparison, during the three months ended June 30, 2014, Bellatrix drilled and/or participated in 19 gross (9.0 net) wells, consisting of 11 gross (5.5 net) Cardium oil wells, 7 gross (3.0 net) Spirit River liquids-rich gas wells, and 1 gross (0.5 net) Cardium gas well. During the first six months of 2014, Bellatrix drilled and/or participated in 63 gross (34.6 net) wells, resulting in 47 gross (27.4 net) Cardium light oil horizontal oil wells, 14 gross (6.0 net) Spirit River liquids-rich gas wells, and 2 gross (1.2 net) Cardium gas wells.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	8

Capital Expenditures

Bellatrix invested $118.8 million in exploration and development capital projects, excluding property acquisitions and dispositions, during the six months ended June 30, 2015, compared to $284.0 million in the first six months of 2014. In the second quarter 2015, the Company closed an arrangement to transfer ownership of a constructed pipeline to a third party at project cost.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($000s)	2015	2014	2015	2014
Lease acquisitions and retention	(289)	4,264	2,067	6,737
Geological and geophysical	24	931	627	1,676
Drilling and completion costs	16,183	51,159	39,884	151,539
Facilities and equipment	30,175	75,008	84,860	124,097
Property transfers - cash	(8,639)	-	(8,639)	-
Capital – exploration and development (1)	37,454	131,362	118,799	284,049
Capital – corporate assets (2)	1,957	3,206	3,111	3,161
Property acquisitions	48	-	749	3,000
Total capital expenditures – cash	39,459	134,568	122,659	290,210
Property dispositions – cash	(1,790)	(8,613)	(1,811)	(8,392)
Total net capital expenditures – cash	37,669	125,955	120,848	281,818
Other – non-cash (3)	(3,921)	3,602	3,554	8,592
Total capital expenditures – net (4)	33,748	129,557	124,402	290,410

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

Major Capital Projects

Capital spending on exploration and development activities of $37.5 million included $21.5 million on facilities and equipment as we successfully completed construction of Phase 1 and the related pipelines of the Bellatrix Alder Flats Plant in the second quarter of 2015 culminating in the start-up on May 22, 2015, followed by first delivery of natural gas volumes to sales. Bellatrix successfully completed the 110 MMcf/d Plant Phase 1 ahead of schedule and on budget. The Plant has been developed in two phases with a combined sales capacity of 220 MMcf/d. Total net spending on the Plant (including Phase 1, Phase 2 and related pipelines) in the first half of 2015 was $56.8 million. With significant pre-build and flexibility for Phase 2 already incorporated into our design and footprint at Alder Flats, Bellatrix remains committed to construction of Phase 2 with an expected on-stream date in mid-2017. Remaining capital spending over the next two fiscal years for Phase 2 of the Plant net to Bellatrix’s interest is estimated at approximately $50 million.

Undeveloped land

At June 30, 2015, Bellatrix had approximately 372,926 undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	9

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, Net Operating Income (Loss) and Net Profit (Loss)

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2015	2014	2015	2014
Funds flow from operations	28,378	71,014	53,235	148,656
Basic ($/share)	0.15	0.40	0.28	0.85
Diluted ($/share)	0.15	0.39	0.28	0.84
Cash flow from operating activities	16,475	60,063	39,027	144,363
Basic ($/share)	0.09	0.34	0.20	0.83
Diluted ($/share)	0.09	0.33	0.20	0.81
Adjusted net profit (loss) (1)	(18,134)	27,005	(32,086)	69,929
Basic ($/share)	(0.09)	0.15	(0.17)	0.40
Diluted ($/share)	(0.09)	0.15	(0.17)	0.39
Net profit (loss)	(24,427)	38,252	(37,116)	63,419
Basic ($/share)	(0.13)	0.22	(0.19)	0.36
Diluted ($/share)	(0.13)	0.21	(0.19)	0.36

(1)	The terms “funds flow from operations” and “adjusted net profit (loss)” do not have a standardized meaning under GAAP. Refer to “Non-GAAP and other measures” disclosed at the end of this Press Release.

Bellatrix generated funds flow from operations of $28.4 million ($0.15 per basic and diluted share) in the second quarter of 2015, a decrease of 60% from $71.0 million ($0.40 per basic share and $0.39 per diluted share) generated in the comparative period in 2014. Bellatrix’s cash flow from operating activities for the three months ended June 30, 2015 decreased by 73% to $16.5 million ($0.09 per basic and diluted share) from $60.1 million ($0.34 per basic share and $0.33 per diluted share) generated in the second quarter of 2014. For the three months ended June 30, 2015, Bellatrix recognized an adjusted net loss of $18.1 million ($0.09 per basic and diluted share), compared to an adjusted net profit of $27.0 million ($0.15 per basic and diluted share) in the second quarter of 2014.

Bellatrix generated funds flow from operations of $53.2 million ($0.28 per basic and diluted share) in the first six months of 2015, a decrease of 64% from $148.7 million ($0.85 per basic share and $0.84 per diluted share) generated in the first half of 2014. Bellatrix’s cash flow from operating activities for the six months ended June 30, 2015 decreased by 73% to $39.0 million ($0.20 per basic and diluted share) from $144.4 million ($0.83 per basic share and $0.81 per diluted share) generated in the first six months of 2014. For the six months ended June 30, 2015, Bellatrix recognized an adjusted net loss of $32.1 million ($0.17 per basic and diluted share), compared to an adjusted net profit of $69.9 million ($0.40 per basic share and $0.39 per diluted share) in the same period in 2014. The overall weak global commodity price environment has continued through the first half of 2015 significantly impacting funds flow from operations and adjusted net profit of the Company.

Adjusted Net Profit (Loss)

	Three months ended June 30,		Six months ended June 30,
($000s)	2015	2014	2015	2014
Net profit (loss)	(24,427)	38,252	(37,116)	63,419
Add (deduct) non-operating items:
Unrealized (gain) loss on commodity contracts	2,341	(14,996)	611	8,680
Unrealized (gain) loss on foreign exchange	6,279	-	6,279	-
Tax impact on non-operating items	(2,327)	3,749	(1,860)	(2,170)
Adjusted net profit (loss)	(18,134)	27,005	(32,086)	69,929

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect of non-cash commodity contracts mark to market gains and losses, unrealized foreign exchange gains and losses, as applicable, that may significantly impact net profit (loss) from period to period.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	10

Operating Netback – Corporate (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/boe)	2015	2014	2015	2014
Sales (1)	24.18	46.05	23.34	48.89
Production	(8.58)	(7.80)	(8.57)	(7.96)
Transportation	(1.26)	(0.82)	(1.24)	(1.20)
Royalties	(2.42)	(8.17)	(3.11)	(8.42)
Operating netback	11.92	29.26	10.42	31.31

(1) Sales includes other income.

Bellatrix’s corporate operating netback before commodity price risk management contracts for crude oil and natural gas during the three months ended June 30, 2015 averaged $11.92/boe, a decrease of 59% from $29.26/boe realized during the second quarter of 2014. After including commodity risk management contracts, the corporate operating netback for the three months ended June 30, 2015 was $11.99/boe, compared to $24.31/boe in the second quarter of 2014. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Bellatrix’s corporate operating netback before commodity price risk management contracts for crude oil and natural gas during six months ended June 30, 2015 averaged $10.42/boe, a decrease of 67% from $31.31/boe realized during the first six months of 2014. After including commodity risk management contracts, the corporate operating netback for the three months ended June 30, 2015 was $10.74/boe, compared to $25.89/boe in the same period in 2014.

Total revenue decreased by 42% to $88.9 million for the three months ended June 30, 2015, compared to $152.3 million realized in the second quarter of 2014. Total crude oil, condensate, and NGL revenues comprised 46% of total second quarter 2015 revenue before other income, royalties, and commodity price risk management contracts, compared to 56% in the three months ended June 30, 2014.

Total revenue decreased by 43% to $179.1 million for the six months ended June 30, 2015, compared to $315.9 million realized in the first half of 2014. Total crude oil, condensate, and NGL revenues comprised 44% of total second quarter 2015 revenue before other income, royalties, and commodity price risk management contracts, compared to 56% in the same period in 2014.

Production expenses totaled $31.6 million ($8.58/boe) for the three months ended June 30, 2015, compared to $25.8 million ($7.80/boe) in the second quarter of 2014. Production expenses totaled $65.8 million ($8.57/boe) for the six months ended June 30, 2015, compared to $51.4 million ($7.96/boe) in the first half of 2014. Production expenses increased on a per boe basis between the six months ended June 30, 2015 and June 30, 2014 due to one-time adjustments related to prior periods of $0.58/boe primarily attributable to third party realized facility equalizations. Excluding these one-time adjustments, production expenses per boe for the six months ended June 30, 2015 were $7.99/boe. Production expenses are in line to achieve our $8.25/boe guidance in 2015 as cost reductions are anticipated to be realized from the startup of the Bellatrix Alder Flats Plant during the remainder of the year and continued field optimization work.

For the three months ended June 30, 2015, royalties incurred totaled $8.9 million, compared to $27.0 million incurred in the second quarter of 2014. In the second quarter 2015, the Alberta Energy Regulator completed its annual review of Bellatrix’s 2014 gas cost allowance submissions resulting in a credit of $2.1 million. In the second quarter 2014, the annual gas cost allowance increased royalties by $1.3 million. Overall royalties as a percentage of revenue (after transportation costs) in the second quarter of 2015 were 11% compared with 18% in the comparative period in 2014. For the six months ended June 30, 2015, royalties incurred totaled $23.9 million, compared to $54.4 million incurred in same period in 2014. Overall royalties as a percentage of revenue (after transportation costs) in the second quarter of 2015 were 15% compared with 17% in the first six months of 2014.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	11

Commodity Prices

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2015	2014	% Change	2015	2014	% Change

Exchange rate (US$/CDN$1.00)	0.8137	0.9164	(11)	0.8101	0.9115	(11)

Crude oil:
WTI (US$/bbl)	57.95	102.99	(44)	53.34	100.84	(47)
Canadian Light crude blend ($/bbl)	68.88	104.14	(34)	61.08	101.95	(40)
Bellatrix’s average prices ($/bbl)
Crude oil and condensate	66.95	103.25	(35)	57.69	100.72	(43)
NGLs (excluding condensate)	15.15	42.70	(65)	16.69	49.72	(66)
Total crude oil and NGLs	37.77	74.73	(49)	35.14	77.53	(55)
Crude oil and condensate (including risk management (1))	66.73	89.98	(26)	58.28	89.00	(35)

Natural gas:
NYMEX (US$/mmbtu)	2.74	4.58	(40)	2.77	4.65	(40)
AECO daily index (CDN$/mcf)	2.65	4.69	(43)	2.70	5.20	(48)
AECO monthly index (CDN$/mcf)	2.67	4.68	(43)	2.81	4.72	(40)
Bellatrix’s average price ($/mcf)	2.91	5.04	(42)	2.95	5.45	(46)
Bellatrix’s average price (including risk management (1)) ($/mcf)	2.94	4.40	(33)	2.99	4.64	(36)
1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The overall weak global commodity price environment has continued through the first half of 2015 as oil production from OPEC and non-OPEC countries continued to climb, reaching almost 96 million barrels per day in June, 2015. Shale production in the US and Canada has pushed US oil inventories to record levels despite increased refinery utilizations. Likewise, production of natural gas in North America has reached record levels as supplies more than offset the continued increase in demand for natural gas.

For crude oil and condensate, Bellatrix realized an average price of $66.95/bbl before commodity price risk management contracts during the three months ended June 30, 2015, a decrease of 35% from the average price of $103.25/bbl received in the second quarter of 2014. In comparison, the Canadian Light price decreased by 34% and the average WTI crude oil benchmark price decreased by 44% between the second quarters of 2014 and 2015. For crude oil and condensate, Bellatrix realized an average price of $57.69/bbl before commodity price risk management contracts during the six months ended June 30, 2015, a decrease of 43% from the average price of $100.72/bbl received in the first six months of 2014. In comparison, the Canadian Light price decreased by 40% and the average WTI crude oil benchmark price decreased by 47% between the first six months of 2014 and 2015.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 65% to $15.15/bbl during the second quarter of 2015, compared to $42.70/bbl received in the three months ended June 30, 2014. NGL pricing in Western Canada continues to remain challenged as butane and propane were down 15% and 81%, respectively, quarter over quarter. Butane pricing has been impacted by higher product supply from key US natural gas plays impacting the overall supply/demand balance. Propane pricing has also been impacted by supply/demand balance and logistic issues in Western Canada to major markets. Propane inventories remain at record levels across North America. Canadian inventories are building mainly due to the 2014 reversal of the Cochin NGL line that was a primary outlet for propane from Western Canada to eastern markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 66% to $16.69/bbl during the six months ended June 30, 2015, compared to $49.72/bbl received in the first half of 2014.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended June 30, 2015, the AECO daily reference price decreased by 43% and the AECO monthly reference price decreased by 43% compared to the second quarter of 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the three months ended June 30, 2015 decreased by 42% to $2.91/mcf compared to $5.04/mcf in the second quarter of 2014. During the six months ended June 30, 2015, the AECO daily reference price decreased by 48% and the AECO monthly reference price decreased by 40% compared to the first half of 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the six months ended June 30, 2015 decreased by 46% to $2.95/mcf compared to $5.45/mcf in the first six months of 2014.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	12

As at June 30, 2015, Bellatrix was party to a series of commodity price risk management contracts summarized below:

	Q3 2015	Q4 2015
Natural gas volumes (MMcf/d)	156.7	85.9
Average price ($/mcf) (1)	$2.93	$2.94

Oil volumes (bbl/d)	3,000	3,000
Average fixed price ($/bbl) (2)	$70.34	$70.34

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8Mj/m3.

(2) Oil hedges are Canadian dollar WTI equivalent.

Additionally, Bellatrix entered into the following contracts for the 2016 and 2017 calendar years as summarized below:

Product	Financial Contract	Period	Volume	Average Price(1)
Natural gas	Fixed price swap	January 1, 2016 to December 31, 2017	44 MMcf/d	$3.38/mcf
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	35 MMcf/d	US$0.70/mcf
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	16 MMcf/d	US$0.70/mcf

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.0Mj/m3 in 2016 & 2017.

Long Term Debt

Senior Notes

Bellatrix successfully completed a private offering of US$250 million of 8.50% Senior Notes due 2020 during the second quarter 2015. The Company used the net proceeds from the offering to partially repay borrowings outstanding under its credit facility. Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

Bank Debt

Bellatrix maintains extendible revolving reserves-based credit facilities with a syndicate of lenders that mature May 2017. The semi-annual review of the borrowing base under the Company's revolving credit facilities was approved at $600 million in June 2015. The credit facilities do not require any mandatory principal payments prior to maturity and can be further extended beyond May 2017 with the consent of the lenders. As of June 30, 2015, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $525 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The available credit facilities and related borrowing base are subject to semi-annual reviews in May and November of each year.

Effective August 4, 2015, the Company’s banking syndicate agreed to amend the agreement governing the credit facilities with the removal of the Total Debt to EBITDA and EBITDA to interest expense financial covenants. At the same time, Bellatrix and the banking syndicate agreed to modify the Senior Debt to EBITDA financial covenant so that it must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017.

Until the beginning of the second quarter of 2017, the additional automatic relaxation of the Senior Debt to EBITDA financial covenant following a material acquisition will not apply. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). All other aspects of the facilities including the borrowing base and the next redetermination on November 30, 2015 remain unchanged.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	13

Notes:

(1) “Total Debt” is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities, which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt. Bellatrix currently does not have any subordinated or unsecured debt.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s second quarter results will be held on August 5, 2015 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until August 12, 2015 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 92708615 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

NON-GAAP and other measures

  This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

“Total net debt” and “adjusted working capital deficiency (excess)” are considered to be additional GAAP measures. Therefore reference to the additional GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in the MD&A.

“Total revenue” is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management.

“Operating netbacks”, “adjusted net profit (loss)”, and “total capital expenditures – net” are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by removing unrealized gains and losses on commodity contracts, net of associated tax impacts, and unrealized gains and losses on foreign exchange, net of associated tax impacts, from net profit (loss). Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	14

FORWARD LOOKING STATEMENTS

Certain information contained herein may contain forward looking statements including management’s assessment of future plans, operations and strategy, including capital allocation toward high rate of return wells, the profitability of the Company’s Spirit River drilling opportunities, the expectation that the Company has a large inventory of future drilling locations in the highly prolific Spirit River formation and oil and liquids weighted opportunities in the Cardium, the anticipation that drill bit focused capital of approximately $100 million in 2016 would be sufficient to offset forecast production declines, plans to maintain the Company’s position as a low cost finder and operator, expectations of year-end total net debt, expected 2015 average production, forecast third quarter 2015 and full-year capital spending, plans and expected timing related to Phase 2 of the Bellatrix Alder Flats Plant, that Phase 2 of the Bellatrix Alder Flats Plant will provide further growth potential of up to 80,000 boe/d, the competitive advantages within the Company’s greater Ferrier region, the ability of the Company’s strategic infrastructure assets to anchor a reduced operating cost profile, the Company’s access to multiple processing facilities in addition to key receipt points along the Canadian mainline gas transmission system, the ability of the Company to have unfettered processing capacity to grow production volumes to approximately 60,000 boe/d without the need for material spending on infrastructure, the ability of the Company to reduce infrastructure related spending to approximately 20% or less of total capital spending going forward, and the ability for this reduced infrastructure investment to drive improved corporate capital efficiency metrics, finding and development costs, and result in enhanced corporate profitability going forward, the Company’s ability to realize operating cost, production expenses and G&A expense savings as anticipated, plans to access to JV capital and the expected benefits therefrom, the Company’s ability to control the timing of production growth, reliability of processing capacity, and firm service transportation and processing capacity, expected enhanced natural gas liquids recovery from the Bellatrix Alder Flats Plant, the ability to profitably grow production in the years ahead, and plans to direct the majority of the Company’s drilling and completion capital for the remainder of 2015 to Spirit River opportunities and continue to lever joint venture capital, and details of the Company’s future strategy may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on August 4, 2015 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	15

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

INITIAL PRODUCTION RATES

Any references in this release to IP rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will continue to produce and decline thereafter and are not necessarily indicative of long-term performance or ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Such rates are based on field estimates and may be based on limited data available at this time.

RESERVES INFORMATION

Unless indicated otherwise, reserve estimates and related future net revenue and other reserves information is derived from Bellatrix’s independent reserve report prepared by Sproule Associates Limited as at December 31, 2014 using forecast prices and costs (the “Sproule Report”).

ANALOGOUS INFORMATION

Certain information in this presentation may constitute "analogous information" as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), including, but not limited to, the reservoir data, production rates of industry wells, cumulative production information, and economics information relating to the areas in which Bellatrix has an interest. Such information has been obtained from government sources, regulatory agencies or other industry participants. Management of Bellatrix believes the information is relevant as it helps to define the reservoir characteristics and the reserves and production potential in which Bellatrix holds an interest. Such information has not been prepared in accordance with NI 51-101. Bellatrix is also unable to confirm that the analogous information was prepared by a qualified reserves evaluator or auditor. Such information is not an estimate of the resources attributable to lands held or to be held by Bellatrix and there is no certainty that the reservoir data, resource estimates, production and decline rates and economics information for the lands held by Bellatrix will be similar to the information presented herein. The reader is cautioned that the data relied upon by Bellatrix may be in error and/or may prove not be analogous to the lands be held by Bellatrix.

TYPE CURVE AND CAPITAL EFFICIENCY

In this press release information relating to the type curve and capital efficiency for Bellatrix's Spirit River wells have been presented. The type curve set forth herein is generated from March 2011 – June 2014, Bellatrix operated, Notikewin and Falher B wells and represents the mean (P50) performance curve. Full cycle economics are based on Bellatrix's current expectations of facilities, land, seismic and related costs per well.  Capital efficiency is a measure of expected capital expenditures per well divided by average first year production results (IP365) based on the type curve presented. The type curve and capital efficiency numbers have been presented to provide readers with information on the assumptions used for management's budgeting process and future planning. The full cycle economics may not be achieved on future wells as a result of a number of factors including the risks identified above under "Forward-Looking Statements". In addition, there is no certainty that future wells will generate results to match historic type curves presented herein.

Bellatrix Exploration Ltd. Second Quarter 2015 Results	16